Brittany Jade Video Transcript

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hi my name is Brittany Jade i am a mom of three a
photographer and a TIKTOK influencer i have been

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in recovery myself for a year and a half from
alcohol i chose to work with SoberBuddy because

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i love to support any company that has to do
with addiction recovery i chose to work with

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SoberBuddy though over other companies and other
apps because not only do they provide amazing

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resources but they make it fun not everybody talks
openly and loudly about their recovery like i do

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so i love that SoberBuddy helps others feel less
alone people who are new into sobriety carry

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a lot of guilt and shame but SoberBuddy helps
them feel encouraged motivated and gives them

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hope i'm so happy that SoberBuddy has provided
not only me but my friends and followers too a

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safe affordable a motivating and fun way to stay

sober and stay on track in our road to recovery